Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company:    Oplink Communications, Inc.
(Commission File No. 333-85906)

The following is a series of slides relating to the planned merger between Avanex Corporation (“Avanex”) and Oplink Communications, Inc. (“Oplink”) that were presented and discussed in meetings between representatives of Avanex and Oplink and stockholders of Avanex and Oplink.

AVANEX™

OPLINK COMMUNICATIONS

Building a Brighter Future Together: Avanex-Oplink Merger

Legal Disclaimer

This presentation contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the combined company's ability to execute its strategies, the capability of the combined company to meet customer needs and lower costs, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure of the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and, in particular, in the optical networks industry, the combined company's inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated and the potential efficiencies in its operations. In addition, please refer to the risk factors contained in the registration statement on Form S-4 as filed by Avanex with the SEC on July 15, 2002 and the related joint proxy statement/prospectus. Avanex and Oplink assume no obligation and do not intend to update these forward looking statements.

AVANEX™ OPLINK COMMUNICATIONS

How can the merger protect and enhance the value of your company?

The combined company expects to be in a stronger position to:

1. Maximize revenues in current market conditions
2. Maximize staying power through prolonged industry downturn
3. Maximize benefit from business turnaround

Maximize revenues in current market conditions

- Expanded customer base coupled to broader product, technology, and solution portfolio
- Greater ability to move up and down the food chain, from components to integrated solutions, to address customers' needs
- Enhanced competitiveness through lower product and operating costs
- Improved capabilities to pursue opportunistic applications with targeted technical solutions, quicker cycle times and competitive costs

Expanded customer base coupled to broader product, technology, and solution portfolio


Avanex
Oplink
Cogent
Fujitsu
Sorrento
WorldCom
Alcatel
Cisco
Lucent
Marconi
Nortel
Agere
Adva
Corning
Furukawa
Siemens

Greater flexibility across the food chain, from components to integrated solutions, to address customers' needs

Merger Enhances Product Breadth and Depth



Transmitter
Multiplexer
Dispersion Compensator
Amplifier
Add/Drop Module
Optical Cross Connect
Demultiplexer
Receiver

Transmitter	Multiplexer	Dispersion Compensator	Amplifier	Add/Drop Module	Optical Cross Connect	Receiver
Modules	**Modules**	**Modules**	**Modules**	**Modules**	**Modules**	Modules
Modulators	**Bragg Gratings**	PMDC	**Doped Fiber**	**Couplers**	Opto-mechanical	Lenses
Wavelength Locker	**Couplers**	**DCM**	**Couplers**	**Circulators**	Thermo-optical	Photodiodes
GFF	**Interleavers**		**Isolators**	**Bragg Gratings**	Bubble	
Source Lasers	**Thin Film Filters**		Pump Lasers	**Thin Film Filters**	**Liquid Crystal**	
Isolators	AWGs		**GFF**	**Interleavers**	**MEMs**	
	VOAs		**Couplers**	AWGs	**Other**	
			VOAs	**VOAs**		
			DGE			

Note: Assumes the combined product offering of Avanex and Oplink

AVANEX™ OPLINK COMMUNICATIONS

Improved capabilities to pursue opportunistic applications with targeted technical solutions, quicker cycle times and competitive costs

Subsystems



Includes passives, actives, ICs, software, network interfaces in a rackmount solution

↑

Modules



Includes passives, actives in a plug & play module

↑

Components



Includes high performance, field-proven component technologies

AVANEX™ OPLINK COMMUNICATIONS

Enhanced competitiveness through lower product and operating costs



Automation Advances
Material Management / Vertical Integration
Increasing Offshore Manufacturing
Product Design Innovations
Process Improvements
Low Cost Strategy

Maintain staying power through prolonged industry downturn

- Approximately $400 million in cash and investments expected at closing
- Minimal debt
- Expected cost savings of at least $15 million in first 12 months

Maximize benefit from business turnaround

 # 2 player in the industry with superior technology and application expertise



Last Twelve Months Revenue, as of March 31, 2002 ($mm)
0
50
100
150
1,500
JDS Uniphase
1,478
Combined Avanex-Oplink
94
Oplink
50
Avanex
44
Bookham
23
Alliance Fiber
17

NOTE: JDS Uniphase's revenues include actives, test and measurement equipment and other non-telecom businesses.
SOURCE: Company reports

Next Generation Products



DGE & DCE

- **PowerLeveler™** – low loss, dynamic EDFA gain flattening



OWR & ROADM

- **PowerRouter™** – low loss, dynamic wavelength routing



OSA

- **PowerWatcher™** – high performance optical channel and signal monitoring



Dispersion Comp. & Mgmt

- **PowerShaper FDS™** – fixed chromatic dispersion compensation module

AVANEX™ OPLINK COMMUNICATIONS

Next Generation Products



DWDM

- BWDM Dynamic Band Equalizer



EDFA Amplification Modules

- Ultra Compact Optical Gain Block Series



Switching, Routing, Signal Conditioning

- Integrated Tap Monitor Array (ITMA)



Amplification Components

- Coupler Array
- Isolator Arrays
- Undersea High-Rel Couplers/WDM

Key Strategies for Execution

- Preserve cash resources by aggressively reducing break even point
- Rapidly streamline, integrate and focus resources on revenue generation, cost competitiveness and short cycle times
- Concentrate development efforts on selective high-potential projects, to maintain competitive edge, while freeing engineering resources to pursue revenue opportunities
- Leverage combined companies' strengths -- including low-cost manufacturing, application expertise and technology – to achieve profitability

Our Customers Support This Merger

Major customer visits confirm support for the merger

"I feel that the merger is very positive. With this merger, the merged company will have the ability to go much deeper into our supply chain."

"[Our] strategy, in the current hard times for the telecom markets, is to prefer large and solid suppliers, this means that the merged company will have more chances to be successful than Oplink and Avanex separately."

"It's a good sign that the two competing companies realize the value of coming together to survive during these market conditions. By merging, the combined company will be better positioned to take on the competition."

Our Employees Support This Merger

"I'm excited by the potential created through this combination. I am convinced that the combination of our two companies is in the best interests of our shareholders, customers, employees, and vendors."

Fred Fromm, President & CEO, Oplink

"Avanex's strong expertise in module and subystems design is well-respected in the industry. Coupling Avanex's broad technology base with Oplink's key component knowledge will make the combined company into a technology leader."

Giovanni Barbarossa, VP Product Development & CTO, Avanex

"The merger between Avanex and Oplink gives us the ability to more comprehensively meet our customers' demands for more integrated solutions and greater scale of products. I believe that we will be able to leverage this position into stronger strategic relationships with our customers."

Chris Lepiane, VP Worldwide Sales, Oplink

"This merger positions the New Avanex to be a dominant player in passive optics. The company will have best-of-breed technology leadership, while at the same time having a low cost structure."

Jessy Chao, CFO, Avanex

AVANEX™ OPLINK COMMUNICATIONS

Wall Street Support for the Merger

"In the long run, we think this deal will raise the profile of the combined company (#2 passive component provider), will reduce manufacturing costs and increase utilization rates, and will open up additional customer relationships for product cross-selling."

*Barry Lebovits, Morgan Stanley, First Call, 3/20/02**

"Avanex's conference call reaffirmed our belief that the OPLK merger is a positive transaction that should improve traction with OEMs, reduce costs, increase product footprint and enhance the company's balance sheet."

*Timothy Anderson, Salomon Smith Barney, First Call, 3/20/02**

"We believe that a combined Avanex and Oplink has the financial wherewithal that will convince customers that it is a longer-term survivor. We also believe that this dynamic will enable Avanex to generate potential market share gains."

*Sam Kingston, Dresdner Kleinwort Wasserstein, First Call, 6/20/02**

*Permission to use quotations neither sought nor obtained.

AVANEX™ OPLINK COMMUNICATIONS

Wall Street Support for the Merger

"Cost and expense synergies are estimated at $15 million in the first year.... The combined company will therefore be in position to return to profitability sooner than either Avanex or Oplink individually...."

*Conrad Leifur, U.S. Bancorp Piper Jaffray, First Call, 3/20/02**

"The combined portfolio will offer a full suite of subsystems, modules and components that address DWDM, OADMs, amplification, dispersion compensation and switching and routing applications."

*Jane Dragone, C.E. Unterberg, Towbin, First Call, 5/8/02**

"We believe that the combination is the right move and positive for the following reasons: Customers want a viable alternative, with a strong balance sheet, to JDS Uniphase.... The combined company will provide a broader product portfolio of passive components and subsystems, enabling it to compete more effectively against JDS Uniphase ...."

*Sanjiv Wadhwani, RBC Capital Markets, First Call, 3/20/02**

*Permission to use quotations neither sought nor obtained.

AVANEX™ OPLINK COMMUNICATIONS

Summary

The new Avanex expects to be in a stronger position to enhance and protect shareholder value by maximizing

- **revenues in current market conditions**
- **staying power through prolonged industry downturn**
- **timely earnings generation**
- **upside potential from business turnaround**

Avanex-Oplink Merger

Win - Win

Additional Information About the Merger and Where to Find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus because it contains important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549 or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Additional Information (cont.)

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the registration statement on Form S-4 as filed by Avanex with the SEC on July 15, 2002 and the joint proxy statement/prospectus.

AVANEX™

OPLINK COMMUNICATIONS

Building a Brighter Future Together: Avanex-Oplink Merger